UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Affymetrix, Inc.

(Name of Issuer)

Affymetrix, Inc.

(Names of Filing Persons – Offeror)

3.50% Senior Convertible Notes due 2038

(Title of Class of Securities)

00826TAG3

(CUSIP Number of Class of Securities)

John F. Runkel, Jr.

Executive Vice President and General Counsel

3420 Central Expressway

Santa Clara, California 95051

Telephone: (408) 731-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Sarah K. Solum

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,469,000	$10,940.75

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction value was calculated assuming that $95,469,000 aggregate principal amount of the outstanding 3.50% Senior Convertible Notes due 2038 are being purchased at the maximum price of $1,000 per $1,000 principal amount of the Notes.
**	The filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by ..00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This issuer tender offer statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Affymetrix, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding 3.50% Senior Convertible Notes due 2038 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Affymetrix, Inc., a Delaware corporation. The Company’s principal executive offices are located at 3420 Central Expressway, Santa Clara, California 95051, and its telephone number is (408) 731-5000.

(b) This Schedule TO relates to the Offer by the Company to purchase any and all of its outstanding 3.50% Senior Convertible Notes due 2038 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer Documents. As of February 3, 2012, $95,469,000 aggregate principal amount of Notes were outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “Certain Significant Considerations—Limited Trading Market” is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is the filing person of this Schedule TO. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary,” “Terms of the Offer,” “Certain Significant Considerations,” “Procedures for Tendering” and “Material U.S. Federal Income Tax Consequences” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Ownership of the Notes” is incorporated in this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The Notes were issued by the Company pursuant to the Indenture, dated as of November 16, 2007 (the “Indenture”), by and among the Company and The Bank of New York Trust Company, N.A., as trustee. The Indenture is filed as Exhibit (d)(1) hereto and is incorporated by reference herein.

On January 21, 2012, we entered into an agreement with Tang Capital Partners, LP (“Tang”), to settle the purported class action litigation brought against us by Tang, as representative of the Holders of our Notes, in the Superior Court of California, County of Santa Clara (the “Settlement Agreement”). The Settlement Agreement is filed as Exhibit (d)(2) hereto and is incorporated by reference herein.

The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 28, 2011, the Company’s Proxy Statement for its 2011 Annual Meeting of Stockholders filed with the SEC on March 23, 2011 and Exhibits (d)(3) through (d)(19) hereto.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Purpose and Background of the Offer” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Retirement and Cancellation” is incorporated in this Schedule TO by reference.

(c)(1) The information set forth in the section of the Offer to Purchase entitled “Proposed Acquisition of eBioscience” and “Certain Significant Considerations—The Merger and Credit Facilities” is incorporated in this Schedule TO by reference.

(c)(2) The information set forth in the section of the Offer to Purchase entitled “Proposed Acquisition of eBioscience” and “Certain Significant Considerations—The Merger and Credit Facilities” is incorporated in this Schedule TO by reference.

(c)(3) The information set forth in the sections of the Offer to Purchase entitled “Proposed Acquisition of eBioscience” and “Certain Significant Considerations—The Merger and Credit Facilities” is incorporated in this Schedule TO by reference.

(c)(4)-(10) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Ownership of the Notes” is incorporated in this Schedule TO by reference.

(b) The information set forth in the section of the Offer to Purchase entitled “Terms of the Offer—Ownership of the Notes” is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Tender and Paying Agent; Information Agent” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11. Additional Information.

(a)(1) The information in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC on February 28, 2011, the Company’s Proxy Statement for its 2011 Annual Meeting of Stockholders filed with the SEC on March 23, 2011 and Exhibits (d)(3) to (d)(19) hereto is incorporated herein by reference.

(a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Terms of the Offer—Purpose and Background of the Offer” and “Certain Significant Considerations—The Noteholder Litigation” is incorporated in this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 3, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	The Company’s Current Report on Form 8-K filed on January 25, 2012.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 16, 2007, between the Company and the Bank of New York Trust Company, N.A. as Trustee (including Form of Senior Convertible Note due 2038) (incorporated by reference to the Company’s Current Report on Form 8-K as filed on November 19, 2007).

(d)(2)	Letter Agreement dated as of January 21, 2012 between the Company and Tang Capital Partners, LP.

(d)(3)	1993 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(4)	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(5)	1998 Stock Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(6)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(7)	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of the Company (incorporated by reference to the Company’s Registration Statement on Form S-3 as filed on July 12, 1999, as amended).

(d)(8)	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 15, 2001).

(d)(9)	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan, as adopted effective March 9, 2000 and amended through May 14, 2010 (incorporated by reference to the Company’s Registration Statement on Form S-8 as filed on May 17, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(11)	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(12)	Form of Restricted Stock Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(13)	Offer Letter from the Company to Kevin M. King dated December 18, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on December 19, 2006).

(d)(14)	Offer Letter from the Company to John F. (Rick) Runkel dated October 6, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 7, 2008).

(d)(15)	Offer Letter from the Company to Andrew J. Last, Ph.D. dated November 2, 2009 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 1, 2010).

(d)(16)	Offer Letter from the Company to Timothy C. Barabe dated March 9, 2010 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 6, 2010).

(d)(17)	Executive Severance Policy dated May 14, 2010 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on May 18, 2010).

(d)(18)	Offer Letter from the Company to Frank Witney dated May 26, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(d)(19)	Separation Agreement between the Company and Kevin M. King dated May 31, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2012

AFFYMETRIX, INC.

By:	/s/ TIMOTHY C. BARABE
	Name:	Timothy C. Barabe
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 3, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	The Company’s Current Report on Form 8-K filed on January 25, 2012.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 16, 2007, between the Company and the Bank of New York Trust Company, N.A. as Trustee (including Form of Senior Convertible Note due 2038) (incorporated by reference to the Company’s Current Report on Form 8-K as filed on November 19, 2007).

(d)(2)	Letter Agreement dated as of January 21, 2012 between the Company and Tang Capital Partners, LP.

(d)(3)	1993 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(4)	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(5)	1998 Stock Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(6)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(7)	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of the Company (incorporated by reference to the Company’s Registration Statement on Form S-3 as filed on July 12, 1999, as amended).

(d)(8)	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 15, 2001).

(d)(9)	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan, as adopted effective March 9, 2000 and amended through May 14, 2010 (incorporated by reference to the Company’s Registration Statement on Form S-8 as filed on May 17, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(11)	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(12)	Form of Restricted Stock Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(13)	Offer Letter from the Company to Kevin M. King dated December 18, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on December 19, 2006).

(d)(14)	Offer Letter from the Company to John F. (Rick) Runkel dated October 6, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 7, 2008).

(d)(15)	Offer Letter from the Company to Andrew J. Last, Ph.D. dated November 2, 2009 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 1, 2010).

(d)(16)	Offer Letter from the Company to Timothy C. Barabe dated March 9, 2010 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 6, 2010).

(d)(17)	Executive Severance Policy dated May 14, 2010 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on May 18, 2010).

(d)(18)	Offer Letter from the Company to Frank Witney dated May 26, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(d)(19)	Separation Agreement between the Company and Kevin M. King dated May 31, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(g)	Not applicable.

(h)	Not applicable.